

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 2, 2024

Sachin Latawa
Chief Executive Officer
Tirios Propco Series LLC
8 The Green A
Dover, DE 19901

> **Re: Tirios Propco Series LLC**
> **Amendment No. 6 to Offering Statements on Form 1-A**
> **Filed November 8, 2023**
> **File No. 024-12277**

Dear Sachin Latawa:

We have reviewed your amended offering statement and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 23, 2023, letter.

Amendment No. 6 to Offering Statement on Form 1-A

Cover Page

1.   We note your response to comment 1 of our letter and reissue in part. Please reconcile the termination date on the cover page with the disclosure on page 25.

2.   Please reconcile your statement here that "[t]here is no market for our Securities Interests and none is likely to develop in the future" with your disclosures throughout the Offering Circular relating to the Secondary Trading Platform.

Summary, page 1

3.   We note your response to comment 3 of our letter. Please revise your disclosure in the summary to briefly discuss all of the risks addressed on pages 13 and 18. Additionally, please expand the risk factor on page 18 to clarify how long you have been attempting to rent your houses and include disclosure that you will be renting at a deficit to your

expenses as disclosed on page 43 and address the risks associated with this lower rental rate.

Compensation Paid to our Manager and its Affiliates, page 4

4.   We note that investment opportunities will be hosted on the Tirios.ai investment platform, which is owned and operated by your manager, Tirios Corporation. We also note your disclosure on page 4 that you will pay the acquisition fee to your manager for "providing back-end functionality to operate the Tirios Platform, including processing subscriptions and payments." Please provide us with your legal analysis why the manager, as the operator of the platform through which the membership interests are offered and sold, is not required to register as a broker-dealer. As part of your analysis, please specify the activities related to the offering that the manager performs and the amount and nature of the compensation that manager receives for such offering activities. Please note that the Commission has generally viewed solicitation broadly as any affirmative effort to induce a securities transaction.

Subscription Procedure, page 31

5.   We note the disclosure that there is no set maximum period of time the company has to accept or reject a subscription. Please provide us with your analysis regarding whether your offering should be considered a delayed offering within the meaning of Rule 251(d)(3)(i)(F) of Regulation A.

Procedure for Transfer or Secondary Trading, page 32

6.   We partially reissue the fourth bullet of prior comment 15 in our letter dated July 20, 2023. Based on your description of the expected procedure for secondary trading, the Company and/or the Manager may be required to register as a broker-dealer. We note, for example, that it appears that the Company and/or the Manager would be displaying Series Interests that are available for sale in the secondary market on the Tirios Platform, would accept orders to purchase or sell those securities, would transmit those orders to PPEX ATS for execution, and would process payments to facilitate settlement of those transactions. As a result of these activities, the Company and/or the Manager may fall within the definition of "broker," which is broadly defined under Section 3(a)(4) of the Exchange Act as "any person engaged in the business of effecting transactions in securities for the account of others." Please provide a more detailed legal analysis as to why you believe the Company and/or the Manager would not be required to register as a broker-dealer if it were to engage in these activities.

7.   Please revise references to CUSIP in the fourth paragraph of this section, as we do not believe it would be accurate to characterize obtaining a CUSIP as a "regulatory approval."

8.   We note your response to prior comment 7 and related revised disclosures. Please further revise the second paragraph of section 8 on page 32 to clarify whether your disclosed list

of criteria to be considered by the Manager in granting a transfer consent is an exhaustive list, and if not, state this clearly. Also please add a cross-reference to your related disclosure under "General Restrictions on Transfer" beginning on page 49.

Transferability of the Series Interests, page 32

9.   Please provide a detailed legal analysis as to why you believe the Tirios Platform would not be an "exchange" under the Exchange Act. In your response, clarify:
   - How orders in the secondary market are intended to be matched;
   - Whether the Tirios Platform displays available prices for orders;
   - Whether potential subscribers agree to trade at a particular price when they click on "Purchase Tokens;" and

   Whether the Tirios Platform matches buy and sell orders prior to transmitting those orders to PPEX ATS, or routes all orders to PPEX ATS to be matched on PPEX ATS.

Property Overview, page 42

10.   Please revise the expected average monthly operating expenses for each property to include depreciation expense. While depreciation expense is a non-cash item, it will effect distributable earnings for the each property. In general, please ensure you have included all expenses that can be expected to be incurred.

11.   We note the disclosure for the properties that an affiliate of the manager entered into the purchase agreements. We also note the real estate purchase agreements filed as exhibits 6.1, 6.2, and 6.3 reflect Mr. Josephs as the buyer. Please clearly disclose whether Tirios Propco Series LLC currently owns the properties.

Market Overview, page 45

12.   Please revise to move this disclosure to the discussion of the markets in which you operate, which begins on page 40, ensuring that the rental opportunities in your markets are fully described.

13.   Please revise to include a specific discussion of the your efforts to rent each of your properties, including when you originally listed them for rent, the various adjustments you have made to the published rental rates and the timing of those adjustments. Consider the need to include a risk factor that includes this information so that an investor fully understands the market conditions in which the properties are located.

<u>Prior Performance Tables, page 76</u>

14.   We note your response to comment 15 of our letter and reissue in part. Please revise your tables to comply with the guidance set forth in Corporation Finance Disclosure Guidance Topic No. 6. For example only, please note that Table 1 should be limited to "dollar amount offered, dollar amount raised, length of offering (months) and months to invest 90% of amount available for investment, as these are the metrics that most clearly reflect the sponsor's experience." Please refer to the guidance for the information that should be omitted and should be included in the Tables.

<u>General</u>

15.   Please revise the next amendment to include the pro forma financial information required by Rule 8-03 of Regulation S-X to report the effects of the property acquisitions on your financial statements. Include relevant footnote disclosure of your accounting policies related to each pro forma adjustment to your historical financial statements, as applicable.

 Please contact Paul Cline at 202-551-3851 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Arden Anderson, Esq.